First Trust Alternative Opportunities Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212

(877) 779-1999

July 27, 2022

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Attention: David Orlic

Re:	First Trust Alternative Opportunities Fund (the “Fund” or “Registrant”)

Post-Effective Amendment No. 6 to Registration Statement on Form N-2 (File Nos. 333-213003; 811-23179)

Dear Mr. Orlic:

The following responds to the additional comment you provided via telephone on July 26, 2022 regarding the above-referenced post-effective amendment to the Fund’s Registration Statement on Form N-2 filed pursuant to Rule 486(a) under the Securities Act of 1933. The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement (the “Amendment”).

Prospectus

Fund Fees and Expenses

1.	Comment: The footnote to the fee table states “The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.00% and 1.25% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through November 1, 2022 (the “Initial Term”).” Since the Expense Limitation and Reimbursement Agreement is less than one (1) year, remove reference of the Expense Limitation and Reimbursement Agreement in the fee table and footnotes. In addition, update the expense example using the expense ratio without the expense cap.

Response: The Registrant has updated footnote 7 as follows:

(7)	The Investment Manager has entered into an expense limitation and reimbursement agreement (the “Expense Limitation and Reimbursement Agreement”) with the Fund, whereby the Investment Manager has agreed to waive fees that it would otherwise have been paid, and/or to assume expenses of the Fund (a “Waiver”), if required to ensure the Total Annual Expenses (excluding any taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses (as determined in accordance with SEC Form N-2), expenses incurred in connection with any merger or reorganization, and extraordinary expenses, such as litigation expenses) do not exceed 2.00% and 1.25% of the average daily net assets of Class A Shares and Class I Shares, respectively (the “Expense Limit”) through July 31, 2023. The Expense Limitation and Reimbursement Agreement may not be terminated before that date by the Fund or the Investment Manager. Thereafter, the Expense Limitation and Reimbursement Agreement may be terminated by the Fund or the Investment Manager upon 30 days’ written notice. Unless it is terminated, the Expense Limitation and Reimbursement Agreement automatically renews for consecutive one-year terms. Because taxes, leverage interest, brokerage commissions, dividend and interest expenses on short sales, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, and extraordinary expenses are excluded from the Expense Limit, Total Annual Expenses (after fee waivers and expense reimbursements) are expected to exceed 2.00% and 1.25% for the Class A Shares and Class I Shares, respectively. For a period not to exceed three years from the date on which a Waiver is made, the Investment Manager may recoup amounts waived or assumed, provided it is able to effect such recoupment and remain in compliance with the Expense Limit in effect at the time of the Waiver and the Expense Limit at the time of the recoupment.

* * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at (626) 914-1360.

Sincerely,

/s/ JOY AUSILI

Joy Ausili

Cc:	Veena Jain, Faegre Drinker Biddle & Reath LLP